LiquidVineyards, LLC

Financial Statements
(unaudited)

December 31, 2020 and 2019



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

LIQUIDVINEYARDS, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Member
LiquidVineyards, LLC
Santa Rosa, CA

We have reviewed the accompanying financial statements of LiquidVineyards, LLC (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2020 and for the period from March 15, 2019 (inception) through December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

July 9, 2021
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

LIQUIDVINEYARDS, LLC

Balance Sheets (unaudited)
December 31, 2020 and 2019

Assets	2020	2019
Website development costs, net	$ 6,375	$ -
Total assets	$ 6,375	$ -
Liabilities and Member's Equity		
Total liabilities	$ -	$ -
Member's equity	6,375	-
Total liabilities and member's equity	$ 6,375	$ -

See report of independent accountants and accompanying notes to financial statements.

LIQUIDVINEYARDS, LLC

Statements of Operations (unaudited)
Year Ended December 31, 2020 and for the period from
March 15, 2019 (inception) to December 31, 2019

	2020	2019
Revenue	$ -	$ -
Operating expenses	3,345	2,850
Net loss	$ (3,345)	$ (2,850)

See report of independent accountants and accompanying notes to financial statements.

LIQUIDVINEYARDS, LLC

Statements of Changes in Member's Equity (unaudited)
Year Ended December 31, 2020 and for the period from
March 15, 2019 (inception) to December 31, 2019

	Member's Equity	Accumulated Deficit	Total
Balance March 15, 2019	$ -	$ -	$ -
Contributions from member	2,850	-	2,850
Net loss	-	(2,850)	(2,850)
Balance December 31, 2019	2,850	(2,850)	-
Contributions from member	9,720	-	9,720
Net loss	-	(3,345)	(3,345)
Balance December 31, 2020	$ 12,570	$ (6,195)	$ 6,375

See report of independent accountants and accompanying notes to financial statements.

LIQUIDVINEYARDS, LLC

Statements of Cash Flows (unaudited)
Year Ended December 31, 2020 and for the period from
March 15, 2019 (inception) to December 31, 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (3,345)	$ (2,850)
Adjustments to reconcile net loss to net cash from operating activities:		
Amortization expense	2,125	-
Net cash used in operating activities	(1,220)	(2,850)
Cash flows used in investing activities:		
Payments for website development costs	(8,500)	-
Cash flows provided by financing activities:		
Contributions from member	9,720	2,850
Net change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$ -	$ -

See report of independent accountants and accompanying notes to financial statements.

1.   Summary of Significant Accounting Policies:

Description of Business: LiquidVineyards, LLC (the "Company") was incorporated on March 15, 2019 in the State of Montana.   The Company operates as an online platform connecting investors to wineries and vineyards.

Management's Plans: The Company's strategic plan for 2021 and beyond is focused on entering the wine and investment products market while capitalizing on the public interest in vine ownership, traditional investments trading, and the non-fungible token ("NFT") interest. With the additional funding through a crowdfunding raise and other investors, the Company intends to build the infrastructure needed and secure additional wineries and technology partners. The Company also intends to hire a sales team to build global sales and set up additional channels to reach a wide range of customers internationally according to its business plan and growth strategy. The Company believes its strategy along with the additional investments mentioned above will enable it to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Capitalization of Website Development Costs: The Company accounts for costs incurred associated with the development of their website in accordance with FASB guidance, ASC 350-50, Website Development Costs. Certain costs associated with the development of a website application and infrastructure may be capitalized as incurred. The Company capitalized $8,500 related to website development costs during 2020 and is being amortized over its expected benefit period of three years. Accumulated amortization and amortization expense was $2,125 as of and for the year ended December 31, 2020.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through July 9, 2021, the date the financial statements were available for issuance and has determined there are no subsequent events to be reported in the accompanying financial statements.

2.   **Membership Structure:**

Pursuant to the Company's operating agreement, the Company is authorized to issue membership units at the discretion of management. As of December 31, 2020 and 2019, there were 2,500,000 membership units authorized to be issued and 2,000,000 membership units issued and outstanding.